EXHIBIT 2

GLOBAL SOURCES LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	As at June 30,	As at December 31,
	2016	2015
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$79,476	$70,356
Term deposits with banks	8,462	9,097
Accounts receivables, net	710	849
Receivables from sales representatives	14,018	8,802
Inventories	102	176
Prepaid expenses and other current assets	16,188	16,268
	118,956	105,548
Non-current assets
Property and equipment	64,084	59,064
Investment properties	60,585	69,726
Intangible assets	22,023	26,309
Long term investment	-	100
Deferred income tax assets	2,035	389
Other non-current assets	1,322	951
	150,049	156,539
Total assets	$269,005	$262,087

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$5,924	$7,383
Deferred income and customer prepayments	75,257	75,265
Accrued liabilities	16,880	15,183
Income tax liabilities	2,692	2,990
	100,753	100,821
Non-current liabilities
Accounts payable	-	289
Deferred income and customer prepayments	4,269	2,917
Deferred income tax liabilities	3,512	4,493
	7,781	7,699
Total liabilities	108,534	108,520

Equity attributable to Company’s shareholders
Common shares	536	533
Treasury shares	(250,089)	(250,089)
Other reserves	156,252	157,562
Retained earnings	248,637	239,812
Total Company shareholders’ equity	155,336	147,818
Non-controlling interests	5,135	5,749
Total equity	$160,471	$153,567
Total liabilities and equity	$269,005	$262,087

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	Six months ended June 30,
	2016	2015
	(Unaudited)	(Unaudited)
Revenue:
Exhibitions	$47,413	$46,171
Online and other media services (Note 1)	30,694	35,730
Miscellaneous	3,711	4,015
	81,818	85,916
Operating Expenses:
Sales (Note 2)	22,909	24,693
Event production	13,066	12,224
Community and content (Note 2)	9,011	10,203
General and administrative (Note 2 & 3)	22,334	20,752
Information and technology (Note 2)	5,774	6,452
Total Operating Expenses	73,094	74,324
Profit from Operations	8,724	11,592
Interest income	293	566
Gain on sale of available-for-sale securities	67	136
Profit on sale of investment	43	-
Interest expenses	(16)	(59)
Profit before Income Taxes	9,111	12,235
Income tax credit / (expense)	576	(2,188)
Net Profit from continuing operations	$9,687	$10,047
Net Profit from discontinued operations, net of income tax (Note 4)	-	5,406
Net profit	$9,687	$15,453
Net (profit)/loss attributable to non-controlling interests from:
Continuing operations	(862)	(1,222)
Discontinued operations	-	264
Total	(862)	(958)
Net profit attributable to the Company’s shareholders from:
Continuing operations	$8,825	$8,825
Discontinued operations	-	5,670
Total	$8,825	$14,495
Basic net profit per share attributable to the Company’s shareholders from:
Continuing operations	$0.37	$0.29
Discontinued operations	-	0.19
Total	$0.37	$0.48
Shares used in basic net profit per share calculations	23,866,047	30,164,037
Diluted net profit per share attributable to the Company’s shareholders from:
Continuing operations	$0.35	$0.28
Discontinued operations	-	0.18
Total	$0.35	$0.46
Shares used in diluted net profit per share calculations	25,358,358	31,534,448

GLOBAL SOURCES LTD. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

Note: 1.	Online and other media services consists of:

	Six months ended June 30,
	2016	2015
	(Unaudited)	(Unaudited)
Online services	$27,686	$33,201
Print services	3,008	2,529
	$30,694	$35,730

Note: 2.	Non-cash compensation expenses associated with the several equity compensation plans and Global Sources Directors Share Grant Award Plan included under various categories of expenses are as follows:

	Six months ended June 30,
	2016	2015
	(Unaudited)	(Unaudited)
Sales	$73	$178
Community and content	18	41
General and administrative	736	768
Information and technology	119	133
	$946	$1,120

Note: 3.	General and administrative expenses consist of:

	Six months ended June 30,
	2016	2015
	(Unaudited)	(Unaudited)
General and administrative expenses before amortization of intangible assets, impairment charge on intangible assets and foreign exchange losses	$17,979	$18,305
Amortization of intangible assets	2,042	2,107
Impairment charge on intangible assets	1,902	-
Foreign exchange losses	411	340
	$22,334	$20,752

Note: 4.	Net Profit from discontinued operations, net of income tax consist of:

	Six months ended June 30,
	2016	2015
	(Unaudited)	(Unaudited)
Profit on sale of subsidiary	$-	$6,159
Income tax expense	-	(361)
Profit on sale of subsidiary, net of income tax	-	5,798
Loss from discontinued operations, net of income tax	-	(392)
	$-	$5,406